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SEC FILE NUMBER
8 – 42836

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FEB 27 2006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

BEST AVAILABLE COPY

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 (MM/DD/YY) AND ENDING DECEMBER 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

289 GREENWICH AVENUE, 2ND FLOOR
(No. And Street)

GREENWICH, (City) CT (State) 06830 (Zip Code)

PROCESSED

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDALL E. PIKE (203) 629-2181
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, RANDALL E. PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCP SECURITIES, LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

BCP SECURITIES, LLC & SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
BCP Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of BCP Securities, LLC & Subsidiary as of December 31, 2005. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BCP Securities, LLC & Subsidiary as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 10, 2006

BCP SECURITIES, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents		$ 429,774
Due from Broker		2,727,207
Clearing Deposits		204,120
Securities Owned at Market Value		2,499,145
Furniture, Equipment and Leasehold Improvements	$ 423,092	
Less: Accumulated Depreciation and Amortization	(260,819)	
		162,273
Security Deposit and Other Assets		1,391,133
TOTAL ASSETS		$ 7,413,652

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued Expenses and Other Liabilities	$ 1,635,568
Securities sold not yet purchased, at market value	1,016,022
Total Liabilities	2,651,590
Members' Capital	4,762,062
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 7,413,652

The accompanying notes are an integral part of this consolidated financial statement.

BCP SECURITIES, LLC & SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1. SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiary, (The "Company"), a Connecticut limited liability company was formed on December 1, 1999, is a registered broker-dealer, primarily acting as brokers in executing customer orders for the purchase and sale of marketable securities on behalf of their customers on a fully disclosed basis with a clearing broker-dealer.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2005, the receivable from the brokers and dealers, as reflected on the statement of financial condition consisted substantially of cash due from this clearing broker.

The Company has a wholly owned subsidiary, Baer, Crosby and Pike, Agencia De Valores, S.A., in Spain. The consolidated financial statements include the accounts of both the Company and its wholly owned subsidiary. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Transactions in securities and related commission revenue and expense are recorded on a trade date basis. Securities owned or sold, but not yet purchased are valued at market, and the resulting unrealized gains and losses are included in investment income. The value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would be expected to impact market prices, value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments traded in a different market or management's estimates of amounts to be realized on settlement.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

NOTE 3. INCOME TAXES

No provision for federal and state taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The provision for income taxes reflected on the statement of income is foreign taxes paid for the subsidiary in Spain

NOTE 4. PROFIT-SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2005 in the amount of $255,971.

NOTE 5. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company maintain a minimum net capital of $100,000 or 6 2/3% of its aggregate indebtedness as defined, whichever is greater. At December 31, 2005, the Company had net capital of $1,264,132 and excess net capital of $1,155,094.

NOTE 6. COMMITMENTS

The Company's lease on its office expired on October 1, 2005, at which time the Company entered into a new lease for office space in the same building. The new lease commenced on June 1, 2005 and expires on May 31, 2010. Future minimum lease payments are as follows:

Year ending December	Amount
2006	$ 205,920
2007	205,920
2008	205,920
2009	205,920
2010	205,920
	$ 1,029,600

Rent expenses incurred for the current year ended December 31, 2005 were approximately $247,934.

NOTE 7. TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at exchange rates prevailing throughout the year. Gains or losses resulting from foreign currency transactions are included in net income.

NOTE 8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

END